December 15, 2005

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC. 20549

Dear Mr. Spirgel,

Re: Georgia International mining Corporation

Amendment No. 1 to Form SB-2

File No. 333-125138 filed September 12, 2005

Attached is our reply in light of the comments you mentioned in your letter dated November 21, 2005. We have enclosed our response in the same order as your questions to facilitate the review process.

Please feel free to contact us should you require more information, or have any questions. Our Phone is (604) 454-8035

Our Fax is (604) 524-8639

Email: Reda.Akladios@Shaw.CA

Reda Akladios

Chief Financial Officer

1. Our Intension is to register “UNITS’ consisting of one common share and one warrant which is exercisable for one common share as indicated in our filing. We also intent to register the existing non-affiliate shares 2.2 million

2. The Subscription Agreement filed as Exhibit 10 refers to the offering of the 8,200,000 shares that were sold to the current shareholders at $0.001 per share. It was filed by mistake. We have attached the correct one as exhibit 10 with the second amendment.

3. We have filed an updated consent letter from our independent Registered Accounting Firm including all the requirement per your comment

4. We have included our Audited Financial Statements as well, the interim financials for the last quarter ended September 30, 2005.

Outside front cover page of the prospectus

5. We deleted “promptly” as it is irrelevant since we have no minimum offering in our amended filing.

6. We have revised.

7. We have removed all discussions of use of broker-dealer in this section

Prospectus summary

8. We have added the requested legend in the same page of the table of contents

9. We have amended to an additional 60 days (2 months) from 180 days (6 months)

Risk factors

10. We have revised the risk discussed to include subheading, as well, we revised the going concern risk discussion. Your second comment “Given the importance of the risks, move this risk factor discussion to the beginning of the risk factors section” is not clear to us.

The option to purchase the mining claims as discussed

11. We have amended the wording for clarity

Where you can get additional information

12. We have clarified the shares and units being registered associated with this prospectus.

13. We have corrected the address.

Determination of offering price

14. We have revised the percentage to read 45% and removed reference to minimum to avoid any inconsistencies.

15. We have included reference to the warrant price determination in the first paragraph “We arbitrarily selected the offering price and exercise price for the warrants”

Plan of distribution

16. We added to our disclosure that “Bank One” is the one our Escrow agent will be keeping the funds and the estimated cost for wire transfer is $45 and draft is $20

17. We have revised the disclosure to read “does not reserve the right to purchase…etc”

Business experience of officers and directors

18. We have revised the disclosure of the Mollica’ family shares to 1,000,000 which is the correct number. We have also disclosed the relationship between Gino Mollica and his family. We disclosed as well, that Mr. Gino Mollica and his family members are not related to Georgia international in any way.

Description of business

19. We removed any reference for the North West Territories

20. We have clarified that economic and legal feasibility factors will be assessed during the evaluation.

21. We have stated that Government permits are required and the process will take 3 weeks at a cost of $500. We have disclosed that we are not aware of any existing or probable regulations that would affect our business. In our estimated cost for drilling that we prepared per your comment #33, we included an estimated cost of 3,000 for site remediation being the cost to clean the site in accordance with the environmental regulations.

22. We have removed reference to technical terms to avoid any confusion

23. We have disclosed the Geological consultant and will file his consent letter as an exhibit.

24. We have removed all references to ‘anomalous’

25. We have amended the statement by removing the word “expect” and replaced by “may”

26. We have amended the disclosure in reference to the drilling program and included the disclosure in the MD&A.

27. We added discussion as to the initiation of the drilling program.

28. We have clarified

29. We have added discussion in terms of our position in the industry and our competitive advantage.

30. We have removed any references to “flow through shares’

31. We have removed second to last paragraph

Management discussion and analysis

32. We have disclosed that the loan has no repayment plan, non-interest bearing and Mr. Hague may chose to loan the company additional funds at his discretion

33. We have provided estimates to drill one hole and for product development.

Report of independent registered public accounting firm

34. We have filed a revised report from our auditors.

35. Reda Akladios is our CFO and Controller. We have added controller underneath his signature.

Exhibit 5.1

36. We have revised.